-----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:........._________
                                                   Expires:............_________
                                                   Estimated average burden
                                                   hours per response......14.90
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                              GENERAL BEARING CORP.
           ----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                            $0.01 PAR VALUE PER SHARE
           ----------------------------------------------------------
                           (Title Class of Securities)

                                    369147103
           ----------------------------------------------------------
                                 (CUSIP Number)

                             BARRY M. ABELSON, ESQ.
                               PEPPER HAMILTON LLP
                              3000 TWO LOGAN SQUARE
                               18TH & ARCH STREETS
                           PHILADELPHIA, PA 19103-2799
                            TEL. NO.: (215) 981-4282
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 28, 2004
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. of 369147103                 13D                    Page 2 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          GBC ACQUISITION CORP.

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. GBC Acquisition Corp. does not hold any of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group.

CUSIP No. of 369147103                 13D                    Page 3 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          ROBERT BARUC

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 17,882 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Robert Baruc.

CUSIP No. of 369147103                 13D                    Page 4 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          ADAM BELLIN

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 17,182 shares are held by Adam Bellin.

CUSIP No. of 369147103                 13D                    Page 5 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          AMY GUSSACK

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 365,890 shares are held by Amy Gussack.

CUSIP No. of 369147103                 13D                    Page 6 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          DAVID L. GUSSACK

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 700,840 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by David L. Gussack.

CUSIP No. of 369147103                 13D                    Page 7 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          FAITH GUSSACK

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 300,464 shares are held by Faith Gussack.

CUSIP No. of 369147103                 13D                    Page 8 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          LISA GUSSACK

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 148,643 shares are held by Lisa Gussack.

CUSIP No. of 369147103                 13D                    Page 9 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          NINA GUSSACK

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 593,240 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Nina Gussack.

CUSIP No. of 369147103                 13D                   Page 10 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          SEYMOUR GUSSACK

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 318,986 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Seymour Gussack.

CUSIP No. of 369147103                 13D                   Page 11 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          JOSEPH J.C. HOO

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 86,079 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Joseph J.C. Hoo.

CUSIP No. of 369147103                 13D                   Page 12 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          KERMIT MOYER

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 13,080 shares are held by Kermit Moyer.

CUSIP No. of 369147103                 13D                   Page 13 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          ALAN SEPTIMUS

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 9,178 shares are held by Alan Septimus.

CUSIP No. of 369147103                 13D                   Page 14 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          ALLAN STEIN

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 13,280 shares are held by Allan Stein.

CUSIP No. of 369147103                 13D                   Page 15 of 23 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          THOMAS J. UHLIG

      SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON     Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,639,908 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,639,908 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,908 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.94%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the transaction described in Item 4 of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908 and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004. Of the 2,639,908 shares of Common Stock deemed to be beneficially owned by the group, 4,000 shares are held by Thomas J. Uhlig.

----------------------                                       -------------------
CUSIP No. of 369147103                 13D                   Page 16 of 23 Pages
----------------------                                       -------------------

ITEM 1. SECURITY AND ISSUER

      The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share ("Common Stock"), of General Bearing Corporation, a Delaware corporation ("General Bearing"), whose principal executive offices are located at 44 High Street, West Nyack, New York 10994.

ITEM 2. IDENTITY AND BACKGROUND.

      This Amendment No. 2 (this "Amendment") amends and restates in its entirety the statement on Schedule 13D filed on October 6, 2000, as amended by Amendment No. 1 to Schedule 13D filed on January 29, 2001 (collectively, the "Original Schedule 13D," and together with this Amendment, this "Schedule 13D") by June H. Geneen (as executor for the Estate of Harold S. Geneen), Phil E. Gilbert, Jr. (as executor for the Estate of Harold S. Geneen), United States Trust Company of New York (as executor for the Estate of Harold S. Geneen), Robert Baruc, Amy Gussack, David L. Gussack, Faith Gussack, Lisa Gussack, Nina Gussack, Seymour Gussack, Wendy Gussack, Joseph J.C. Hoo, Kermit Moyer, Alan Septimus, and Allan Stein. This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed above, a copy of which is attached as Exhibit A to the Original 13D, which is hereby incorporated by reference.

      June H. Geneen (as executor for the Estate of Harold S. Geneen), Phil E. Gilbert, Jr. (as executor for the Estate of Harold S. Geneen), United States Trust Company of New York (as executor for the Estate of Harold S. Geneen), and Wendy Gussack are no longer members of the group to which this Schedule 13D relates. GBC Acquisition Corp., Adam Bellin and Thomas J. Uhlig are new members of the group to which this Schedule 13D relates. The information required for Items 2(a) through (f) for the reporting persons filing this Amendment is as follows:

      Item 2(d): No reporting person has been convicted in a criminal proceeding during the last five years.

      Item 2(e): No reporting person has been a party to a civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 2(f): All reporting persons are citizens of the United States of
                 America.

      The information required for Item 2(a) through (c) for each reporting person is as follows:

      (a)       GBC Acquisition Corp.
      (b) & (c) 44 High Street, West Nyack, NY 10994

      (a)       Robert Baruc
      (b) & (c) President of A-Pix Entertainment, Inc., 200 Madison Avenue, 24th Floor, New York, NY 10016

      (a)       Adam Bellin
      (b)       Home address: 16 Avondale Road, White Plains, NY 10605
      (c)       Not applicable

      (a)       Amy Gussack
      (b) & (c) Employed by O-Positive, 316 East Diamond Avenue, Suite 203, Gaithersburg, MD 20877

      (a)       David L. Gussack
      (b) & (c) Chief Executive Officer of General Bearing Corp., 44 High Street, West Nyack, NY 10994

      (a)       Faith Gussack
      (b)       Home address: 160 Broad Brook Road, Bedford Hills, NY 10507
      (c)       Not applicable

      (a)       Lisa Gussack
      (b)       Home address:16 Avondale Road, White Plains, NY 10605
      (c)       Not applicable

      (a)       Nina Gussack
      (b) & (c) Attorney and Partner at Pepper Hamilton LLP, 3000 Two Logan Square, 18th & Arch Streets, Philadelphia, PA 19103

      (a)       Seymour Gussack
      (b) & (c) Chairman of the Board of Directors of General Bearing Corp., 44 High Street, West Nyack, NY 10994

      (a)       Joseph J.C. Hoo
      (b) & (c) Vice President - Advanced Technology and China Affairs of General Bearing Corp., 44 High Street, West Nyack, NY 10994

      (a)       Kermit Moyer
      (b) & (c) Professor at American University, Massachusetts & Nebraska Avenues, Washington D.C. 20016

      (a)       Alan Septimus
      (b) & (c) Employed in Special Situations Division of Oscar Gruss & Son, 74 Broad Street, New York, NY 10004

----------------------                                       -------------------
CUSIP No. of 369147103                 13D                   Page 17 of 23 Pages
----------------------                                       -------------------

      (a)       Allan Stein
      (b) & (c) Professor at Rutgers Law School, 217 N. 5th Street, Camden, NJ 08102

      (a)       Thomas J. Uhlig
      (b) & (c) President of General Bearing Corp., 44 High Street, West Nyack, NY 10994

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The reporting persons intend to obtain financing through debt secured by the assets of General Bearing for the transaction described in Item 4, and it is a condition to the commencement of the tender offer described therein that such financing is obtained in an amount not less than $6,000,000 on terms and conditions acceptable to the reporting persons.

ITEM 4. PURPOSE OF TRANSACTION.

      On April 28, 2004, the reporting persons, acting as a group through GBC Acquisition Corp. ("GBC Acquisition"), submitted a letter to the Board of Directors of General Bearing in which the reporting persons indicated that they are considering commencing a tender offer to acquire all of the issued and outstanding shares of Common Stock not beneficially owned, directly or indirectly, by the reporting persons. A copy of such letter is attached to this Amendment as Exhibit B, which is hereby incorporated by reference.

      The reporting persons have conditioned the commencement of the tender offer on the ability of the reporting persons to obtain financing to cover the expense of the transaction (including transaction fees) in an amount not less than $6,000,000, on terms and conditions acceptable to the reporting persons.

      In the tender offer, the reporting persons would offer to purchase shares of Common Stock at a price per share equal to $3.50 (the "Tender Offer Price"). The Tender Offer Price represents (i) a 15% premium over the closing price of the Common Stock on April 28, 2004 (the last full trading day before the announcement of the proposal), and (ii) approximately a 14% premium over the average closing price of the Common Stock since January 2, 2004.

      The reporting persons would condition the consummation of the tender offer upon (i) the tender of a majority of the outstanding shares of the Company's common stock not held by the reporting persons and (ii) the tender of a sufficient number of shares such that, after such offer is completed, the reporting persons will own at least 90% of the outstanding shares of Common Stock. If the 90% threshold is reached, it will mean that a majority of the outstanding shares of Common Stock not held by the reporting persons will have been tendered. The reporting persons also would commit that, as soon as practicable after the completion of a tender offer meeting these conditions, they would effect a "short form" merger of the Company with GBC Acquisition Corp. in which the remaining stockholders would receive the same consideration as those stockholders who tender their shares in response to the tender offer.

      In the event of the consummation of the proposed transaction, the Common Stock would be eligible for termination of registration under the Securities Act of 1933, as amended, pursuant to Section 12(g)(4) of such Act, and would cease to be authorized to be listed on the NASDAQ SmallCap Market.

      Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4.

ITEM 5(a). AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK.

      For purposes of this filing, all reporting persons are acting as a group pursuant to Rule 13d-5(b)(1) in connection with the transaction described in
Item 4. As such, each reporting person is deemed, for purposes of Section 13(d) of the Act and this Schedule 13D, to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 2,639,908, and the percentage of Common Stock beneficially owned by each reporting person is 66.94%, based on the total shares outstanding of 3,765,972 as of April 5, 2004 (as reported on General Bearing's Annual Report on Form 10-K filed April 19, 2004).

      Each reporting person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other reporting persons in accordance with Rule 13d-4 under the Act.

ITEM 5(b). NUMBER OF SHARES AS TO WHICH PERSON HAS VOTING AND DISPOSITIVE POWER.

      Because the reporting persons are members of a group, as described in Item 5(a), each member is deemed, for purposes of this Schedule 13D, to share the power to vote or direct the vote, and the power to dispose or direct the disposition, of all shares of Common Stock held by the other members of the group. As such, each reporting person is deemed to be the beneficial owner of an aggregate of 2,639,908 shares of Common Stock. The following information is provided to clarify that the 2,639,908 shares of Common Stock deemed to be beneficially owned by the reporting persons, though aggregated for the purposes of this filing, is actually held individually in the name of each reporting person, except where indicated:

----------------------                                       -------------------
CUSIP No. of 369147103                 13D                   Page 18 of 23 Pages
----------------------                                       -------------------

      GBC Acquisition does not hold any shares of Common Stock.

      300,464 shares of Common Stock are held by Faith Gussack and 17,882 shares of Common Stock (including 5,000 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Robert Baruc. Faith Gussack and Robert Baruc are married and hold 500 shares of Common Stock jointly. Faith Gussack and Robert Baruc are the parents of Jonathan Baruc and Rebecca Baruc. 8,978 shares of Common Stock are held in the name of Jonathan Baruc. 8,978 shares of Common Stock are held in the name of Rebecca Baruc. Both children are under the age of 18 and live with their parents. In addition, Faith Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Gussack Realty LLC, a Delaware limited liability company ("Realty Company"), of which Faith Gussack is a member.

      365,890 shares of Common Stock are held by Amy Gussack and 13,080 shares of Common Stock are held by Kermit Moyer. Amy Gussack and Kermit Moyer are married. In addition, Amy Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Amy Gussack is a member.

      700,840 shares of Common Stock (including 130,000 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by David Gussack. David Gussack is the parent of Natasha Eve Gussack. 8,978 shares of Common Stock are held in the name of Natasha Eve Gussack. Natasha Eve Gussack is under the age of 18 and lives with her parents. In addition, David Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which David Gussack is a member.

      148,643 shares of Common Stock are held by Lisa Gussack and 9,178 shares of Common Stock are held by Alan Septimus. Lisa Gussack and Alan Septimus are married. Lisa Gussack is the mother of Sophie Rose Bellin. 8,978 shares of Common Stock are held in the name of Sophie Rose Bellin. Sophie Rose Bellin is under the age of 18 and lives with her mother. In addition, Lisa Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Lisa Gussack is a member.

      17,182 shares of Common Stock are held by Adam Bellin.

      593,240 shares of Common Stock (including 5,000 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Nina Gussack and 13,280 shares of Common Stock are held by Allan Stein. Nina Gussack and Allan Stein are married and the parents of Benjamin Stein and Daniel Stein. 4,876 shares of Common Stock are held in the name of Benjamin Stein. 4,876 shares of Common Stock are held in the name of Daniel Stein. Both children are under the age of 18 and live with their parents. In addition, Nina Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Nina Gussack is a member.

      318,986 shares of Common Stock (including 15,000 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Seymour Gussack. In addition, Seymour Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Seymour Gussack is a member.

      86,079 shares of Common Stock (including 22,500 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Joseph J.C. Hoo.

      4,000 shares of Common Stock are held by Thomas J. Uhlig.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth in this Schedule 13D, to the best knowledge of the reporting persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons and between any of the reporting persons and any other person with respect to any securities of General Bearing, including but not limited to, transfer of or voting of any of the securities of General Bearing, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of General Bearing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      (a) Joinder to Joint Filing Agreement and the Joint Filing Agreement (incorporated by reference to Exhibit A to the Original 13D)

      (b) Letter from the Reporting Persons to the Board of Directors of General Bearing, dated April 28, 2004

----------------------                                       -------------------
CUSIP No. of 369147103                 13D                   Page 19 of 23 Pages
----------------------                                       -------------------

                                    SIGNATURE

            After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

            Dated: April 29, 2004

                                            GBC ACQUISITION CORP.


                                            By: /s/ David L. Gussack
                                                ----------------------------
                                            Name: David L. Gussack
                                            Title: President


                                            /s/ Robert Baruc
                                            --------------------------------
                                            ROBERT BARUC


                                            /s/ Adam Bellin
                                            --------------------------------
                                            ADAM BELLIN


                                            /s/ Amy Gussack
                                            --------------------------------
                                            AMY GUSSACK


                                            /s/ David L. Gussack
                                            --------------------------------
                                            DAVID L. GUSSACK


                                            /s/ Faith Gussack
                                            --------------------------------
                                            FAITH GUSSACK


                                            /s/ Lisa Gussack
                                            --------------------------------
                                            LISA GUSSACK


                                            /s/ Nina Gussack
                                            --------------------------------
                                            NINA GUSSACK


                                            /s/ Seymour Gussack
                                            --------------------------------
                                            SEYMOUR GUSSACK


                                            /s/ Joseph J. C. Hoo
                                            --------------------------------
                                            JOSEPH J.C. HOO


                                            /s/ Kermit Moyer
                                            --------------------------------
                                            KERMIT MOYER


                                            /s/ Alan Septimus
                                            --------------------------------
                                            ALAN SEPTIMUS


                                            /s/ Allan Stein
                                            --------------------------------
                                            ALLAN STEIN


                                            /s/  Thomas J. Uhlig
                                            --------------------------------
                                            THOMAS J. UHLIG

                         [Schedule 13D Signature Page]

----------------------                                       -------------------
CUSIP No. of 369147103                 13D                   Page 20 of 23 Pages
----------------------                                       -------------------

                                                                       Exhibit A

                        JOINDER TO JOINT FILING AGREEMENT

      The undersigned hereby join and agree to be bound by the Joint Filing Agreement filed in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, as previously filed to the Original 13D.

      In evidence whereof, the undersigned have caused this Joinder to the Joint Filing Agreement to be executed on their behalf:

      Dated: April 29, 2004

GBC ACQUISITION CORP.

By: /s/ David L. Gussack
    -----------------------------
Name: David L. Gussack
Title: President


/s/ Adam Bellin
---------------------------------
ADAM BELLIN


/s/ Thomas J. Uhlig
---------------------------------
THOMAS J. UHLIG

----------------------                                       -------------------
CUSIP No. of 369147103                 13D                   Page 21 of 23 Pages
----------------------                                       -------------------

                                                                       Exhibit B

                              GBC Acquisition Corp.
                                 44 High Street
                           West Nyack, New York 10994
                             Telephone: 845-358-6000
                                Fax: 845-358-3619

                                 April 28, 2004

The Board of Directors of
General Bearing Corporation

Ladies and Gentlemen:

            In light of the current global, financial, business, industry and regulatory environments, we believe it is in the best interests of General Bearing Corporation (the "Company") and its stockholders, customers and employees that the Company no longer be a publicly-held reporting company.

      Among the factors which lead us to this conclusion are the following:

      Market/Industry conditions: Increasingly intense pricing competition in the bearing market requires that the Company's products be priced as low as possible. The Company's business model has been based on selling low cost, high quality products. Obviously, the substantial and increasing costs that the Company must pay as a public company for regulatory compliance increase the cost of operations, which in turn increase the prices that the Company must charge for its products. As a result, the costs of being public directly reduce the Company's competitiveness in the market. Additionally, in order to maintain its cost competitiveness, it is frequently necessary for the Company to: (a) consider investments and transactions with significant risk levels, and (b) decide and act quickly to complete income-strategic transactions. Responsibilities to public stockholders can result in an aversion to risk and delays in implementing corporate decisions. Such risk aversion and delays are also burdens of being public that hamper the Company's ability to maintain its low-cost advantage.

      Low trading price, volume and lack of analyst coverage: It has been over three years since the market price of the Company's stock was significantly higher than it is today. In addition, trading volume and public float are low and we know of no analyst coverage of the Company. As a result, the Company has not been able to use its stock as transactional currency and there has been limited liquidity for the stockholders. The stock's lack of performance also precludes the use of options as an effective incentive in obtaining and retaining employees.

      Consequences of low market capitalization: We believe the public and, more importantly, customers and potential customers, perceive the Company's low market capitalization as an indication that the Company is insubstantial or has meager resources. We believe that in some cases such a perception causes a lack of confidence in the strength and/or reliability of the Company, resulting in loss of potential orders and restricted sales growth.

      Disclosure of sensitive information: The Security and Exchange Commission's (the "SEC") reporting regulations require the Company to disclose information that would otherwise be treated as confidential, including but not limited to details of financial performance, identities of key customers, Company strategy, competitive strengths, risks and uncertainties, liquidity and capital resources. The reporting requirements make such information freely accessible to competitors, to the detriment of the Company.

      Effect of Sarbanes/Oxley. In light of the recently enacted Sarbanes/Oxley legislation (and the various rules being proposed and promulgated by the SEC and NASDAQ thereunder), the costs of being a public company, measured both in the cost to the Company (for legal advisors, audits, certifications, insurance, etc.) and in the time commitments to individual directors, officers and other employees, already significant for a company our size, will be increasing going forward.

----------------------                                       -------------------
CUSIP No. of 369147103                 13D                   Page 22 of 23 Pages
----------------------                                       -------------------

            In sum, due to these various factors, not only do we believe that the Company is not realizing any of the benefits of being a public company, but, in fact, the Company is substantially inhibited in its growth and development. We believe that the Company is, and will be, increasingly adversely affected going forward by the costs and other burdens of continuing to be publicly-held.

            Accordingly, this letter outlines the basic terms and conditions pursuant to which a management group, led by Seymour Gussack, Chairman of the Company's Board of Directors, and David L. Gussack, the Company's Chief Executive Officer and a director, and certain other stockholders, including Company directors Robert E. Baruc and Nina M. Gussack (the "Buyers"), through a company formed by the Buyers ("GBC Acquisition Corp."), is considering commencing a tender offer to acquire all of the issued and outstanding shares of the common stock of the Company not beneficially owned, directly or indirectly, by the Buyers, at a price per share of $3.50. This per share price represents a 15% premium over the closing price of the common stock on April 28, 2004 and an approximately 14% premium over the average closing price since January 2, 2004.

            To ensure substantial stockholder support for the transaction, we would condition the tender offer upon (i) the tender of a majority of the outstanding shares of the Company's common stock not held by the Buyers, and
(ii) the tender of a sufficient number of shares such that, after such offer is completed, the Buyers will own at least 90% of the outstanding shares of the Company's common stock. If such 90% threshold is met, it will mean that a majority of the outstanding shares of the Company's common stock not held by the Buyers will have been tendered. We also would commit that, as soon as practicable after the completion of a tender offer meeting these conditions, we would effect a "short form" merger of the Company with GBC Acquisition Corp. in which the remaining stockholders would receive the same consideration as those stockholders who tender their shares in response to the tender offer.

            Please note that the Buyers have no present interest or intention to sell their respective ownership interests in the Company.

----------------------                                       -------------------
CUSIP No. of 369147103                 13D                   Page 23 of 23 Pages
----------------------                                       -------------------

            The commencement of our tender offer is conditioned upon obtaining financing to complete the transaction (including transaction fees) in the amount of not less than $6 million on terms and conditions acceptable to the Buyers.

                                                     Very truly yours,


                                                     /s/ David L. Gussack
                                                     David L. Gussack
                                                     President


                                       -3-